FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Press release dated May 12, 2005, entitled, “Results for the first half of 2004-2005”

Item 1

P R E S S R E L E A S E . . .

Paris, May 12, 2005

Results for the first half of 2004-2005

On May 10, 2005, the Board of Directors of Sodexho Alliance (Euronext: EXHO.PA/NYSE:SDX) met, under the chairmanship of Pierre Bellon, to finalize the financial statements for the period from September 1, 2004 to February 28, 2005.

Activity

(millions of euro)
	First half 2003-2004	First half 2004-2005	Variation excluding exchange rate effect	Exchange rate effect	Total variation
Revenues	5 890	5 890	+ 3.7% (1)	- 3.7%	0%
EBITA	281	278	+ 3.1%	- 4.1%	- 1.0%
Financial expense	(65)	(55)	N/A	N/A	N/A
Exceptional loss	(11)	(69)	N/A	N/A	N/A
Group net income	97	67	-27.2%	- 4.2%	- 31.4%
Group net income, excluding U.S. litigation expense	97	107	+ 13.9%	- 4.2%	+9.7%
(1) 4% at constant consolidation scope and excluding exchange rate effect.

The continuation of the appreciation of the euro against other currencies, notably the U.S. dollar, led to conversion effects on our consolidated financial statements, which reduced revenues, EBITA and Group net income by close to 4%.

  Organic growth in revenues, at a constant consolidation scope and excluding exchange rate effects, was 4%, compared to 3.9% for the same period in the prior year which benefited from the favorable impact of the Rugby World Cup in November 2003. Excluding this event, organic growth was 4.8%. For the half year, organic growth accelerated both in North America and in Continental Europe.

  EBITA increased by 3.1%, in line with our forecasts (excluding exchange rate variations).

  Financial expense of 55 million euro improved by 10 million euro as a result of the reduction in our debt.

  The exceptional loss totaled 69 million euro and mainly included the provision of 60 million euro related to the class action litigation in the U.S., which Sodexho, Inc. settled on April 27, 2005. Without admitting any liability and in order to avoid protracted legal proceedings, the Board of Directors preferred a settlement.

  Group net income was 67 million euro after including the net-of-tax exceptional provision of 40 million euro related to the U.S. litigation. Group net income, excluding this exceptional item, totaled 107 million euros which represents an increase of 13.9%. Our excellent financial model, which allows us to generate cash and therefore reduce our financing costs, contributed to this good performance.

Investor Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03 – Fax : + 33 (1) 30 85 51 81 – E-mail : jean-jacques.vironda@sodexhoalliance.com
Press Relations : Jérôme Chambin
Tel : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 52 32 – E-mail : jerome.chambin@sodexhoalliance.com

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Food and Management Services

In Food and Management Services, organic growth in revenues totaled 3.9% for the first half of 2004-2005, including 2.8% in Business and Industry, 5.1% in Education, and 4.8% in Healthcare.

North America

In North America, revenues were 2.6 billion euro with an organic growth rate that increased to 4.4% compared to 4.1% for the same period in the prior year.

During the first half of the year, we gained several large contracts such as food services for the New York City Health and Hospital Corporation, the Memorial Hermann System in Texas, General Electric in several states, and the Johnson Space Center (NASA).

Excluding currency effects, EBITA of 135 million euro was slightly lower than that achieved in the same period in the prior year. The EBITA margin was 5.2% compared to 5.5% for the first half of the prior year. Three main factors explain this contraction:

  lower patronage at US Marine Corps bases as a result of the deployment of troops outside of the United States and lengthy discussions on certain adjustments that continue to weigh on our performance;
  start-up costs on large higher education contracts signed at the end of the prior year;
  continued pressure on insurance and benefit costs.

Continental Europe

In Continental Europe, revenues totaled 2.0 billion euro, with organic growth of 4.1%, a net improvement over the 3.3% earned in the same period in the prior year.

Recent new contracts wins include the Atomic Energy Commission center in Cadarache, several La Poste sites in France, the Public Assistance Hospitals in Paris, Russian Aluminium in Russia, Citibank in Budapest, and the public schools of Duisburg in Germany.

EBITA rose to 101 million euro, an increase of 15.7% excluding exchange rate effects. This progression resulted in part from the initial positive effects of the reorganization of the meal delivery activity in the Education segment in France, which temporarily weighed on results in the first half of the prior year. The remainder reflects productivity gains on sites and reductions in overhead expenses in the largest countries.

The EBITA margin increased from 4.6% to 5.1% .

United Kingdom and Ireland

As expected, revenues decreased by 2.1% excluding currency effects. The expansion of services provided to the Colchester Garrison in the defense segment, as well as the opening of a new correctional facility in Bronzefield partially offset the decrease in activity and the rationalization in the Business and Industry segment.

Investor Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03 – Fax : + 33 (1) 30 85 51 81 – E-mail : jean-jacques.vironda@sodexhoalliance.com
Press Relations : Jérôme Chambin
Tel : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 52 32 – E-mail : jerome.chambin@sodexhoalliance.com

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EBITA more than doubled to reach 11 million euro and the EBITA margin was 1.7% . The actions undertaken for the last two years continue to bear fruit and the return to profitability is confirmed.

Rest of the World

Revenues totaled 0.6 billion euro, with organic growth of 7.9% . Excluding the impact of the Rugby World Cup which took place in Australia in November 2003, organic growth was 18.2% . Our activities in Asia, Latin America and in Remote Sites all achieved double digit growth.

New clients include Cerro Verde in Peru, Shanghaï General Motors Corporation and HSBC Electronic Data Processing in continental China, Bechtel in Romania and Pride International in Angola.

EBITA totaled 12 million euro, representing a margin of 2.2% .

Service Vouchers and Cards

Revenues in this activity were 131 million euro, with an organic growth rate of 7.6% . Issue volume (face value of the vouchers and cards multiplied by the number of vouchers and cards issued) totaled 2.6 billion euro, an increase of 6% over the same period for the prior year, excluding currency effects and at a constant consolidation scope.

This performance is explained by growth in existing services: Restaurant Pass, Food Pass and Gift Pass. In Latin America, in Central Europe, and in Asia, Sodexho Pass successfully convinced new clients of the quality of our solutions to motivate and retain their employees: in the pharmaceutical industry (Bristol-Myers Squibb, Novartis, Aventis), in cosmetics (L’Oréal) and in consumer goods (Unilever).

New services, such as Vacation Pass, Nursery Pass, and Culture Pass, reinforced this development: Lloyds TSB, Slovaq Telecom, the city of Stuttgart, the region of Provence-Alpes-Côte d’Azur and the Belgian National Lottery have chosen to partner with us.

EBITA totaled 39 million euro, an increase of 7.5% over the prior year, excluding currency effects. The EBITA margin was 29.5% (1.5% of issue volume).

Financial position

The Board of Directors emphasized that the Group financial structure remains sound, with an operating cash-flow totaling 213 million euro for the first six months and a net debt as at 28 February 2005 representing only 40% of shareholders’ equity.

The Board of Directors was also pleased by the implementation, on April 29, 2005, of a new multi-currency variable rate syndicated credit facility for a maximum amount of 460 million euro and 700 million US dollars. The facility, which was negotiated with favorable conditions, will expire in 2010.

Investor Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03 – Fax : + 33 (1) 30 85 51 81 – E-mail : jean-jacques.vironda@sodexhoalliance.com
Press Relations : Jérôme Chambin
Tel : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 52 32 – E-mail : jerome.chambin@sodexhoalliance.com

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2004-2005 outlook

During fiscal 2004-2005, Group management has continued to implement its strategic priorities, which need continued investments, notably in human resources and training:

  to accelerate profitable organic growth;
  to improve our management, for example with the creation of the Sodexho School of Management, to improve our operations and our operating margin, notably by increasing resources in procurement to reinforce internal controls.

Michel Landel and Jean-Michel Dhenain, the Group Chief Operating Officers, reported to the Board of Directors on the development of the business over the first months of the year and the outlook for the full fiscal year.

Accordingly, based on current information, the Board of Directors confirmed the November 2004 objectives for fiscal 2004-2005, which are as follows:

  an organic growth rate similar to that of fiscal 2003-2004;
  an increase in EBITA, excluding currency effects, of around 5%.

About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world’s leading provider of food and management services. With more than 308,000 employees on 23,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.7 billion euros for the fiscal year that ended on August 31, 2003. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 4.1 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management ’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

Investor Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03 – Fax : + 33 (1) 30 85 51 81 – E-mail : jean-jacques.vironda@sodexhoalliance.com
Press Relations : Jérôme Chambin
Tel : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 52 32 – E-mail : jerome.chambin@sodexhoalliance.com

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: May 12, 2005	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer